Exhibit 99.1

NYSE, TSX: NTR	News Release

August 1, 2018

Nutrien’s 2nd Quarter and 1st Half Results Demonstrate Strength

in a Compressed Season

Nutrien Ltd. (Nutrien) announced today its 2018 second-quarter results, with net earnings from continuing operations of $741 million1 ($1.172 earnings per share) and EBITDA3 of $1.5 billion.

HIGHLIGHTS

•

Nutrien’s second-quarter adjusted net earnings was $1.48 per share[4], adjusted for purchase price allocation ($0.02 per share), merger-related costs ($0.02 per share), share-based compensation ($0.10 per share) and dividend income from discontinued operations ($0.17 per share). Second-quarter adjusted EBITDA[5] was $1.6 billion, adjusted for merger-related costs and share-based compensation.

•

Retail first-half EBITDA was up 10 percent over last year[4] as a result of strong seed and crop protection product margins and excellent demand for crop inputs in the second quarter, demonstrating the value of our distribution network in a compressed season.

•	Potash segment EBITDA was 34 percent higher in the first half of 2018 compared to the same period last year[4] due to higher realized prices, strong offshore sales volumes and lower production costs.

•	Nitrogen EBITDA improved by 17 percent in the first half of 2018 compared to the same period last year[4] as a result of lower production costs, higher urea prices and increased sales volumes.

•

Nutrien full-year 2018 adjusted annual earnings per share and adjusted consolidated EBITDA guidance were raised to $2.40 to $2.70 earnings per share and $3.7 to $4.0 billion, respectively (up from $2.20 to $2.60 earnings per share and $3.3 to $3.7 billion). The adjusted annual earnings per share guidance includes approximately $100 million in additional annual depreciation and amortization in phosphate and sulfate, related to the conversion of our Redwater phosphate facility to produce ammonia sulfate.

•	Nutrien repurchased 29.3 million shares under its normal course issuer bid program year-to-date.

•	Nutrien enhanced its digital ag and omni-channel offering with the recently announced acquisitions of Waypoint Analytical, Inc. and Agrible, Inc.

•	Nutrien decided to close its small phosphate facility at Geismar, Louisiana, by the end of 2018 and will no longer require offshore phosphate rock imports starting in 2019.

•

Nutrien agreed to sell its Sociedad Química y Minera de Chile S.A. (SQM) series A shares and its stake in Arab Potash Company (APC), and closed the auction of its SQM series B shares. Total net proceeds of required equity divestments are expected to be approximately $5 billion by the end of 2018.

•

Nutrien has achieved $246 million in run-rate synergies as at June 30, 2018 and now expects to achieve $350 million in run-rate synergies by the end of 2018, up from the initial estimate of $250 million.

“Nutrien delivered strong second quarter and first half results, demonstrating the value of our integrated business model and extensive supply chain capabilities, in what was a very compressed spring application season. We also advanced our strategic plan, making significant progress on selling the remaining equity investments, repurchasing our shares and growing our Retail business,” commented Chuck Magro, Nutrien’s President and CEO. “We have raised our annual guidance due to firm market fundamentals; this, combined with our rapid pace of synergy realization and a strong balance sheet, will provide us with numerous options to enhance shareholder value,” added Mr. Magro.

MARKET OUTLOOK

Agriculture and Crop Input Fundamentals

•	Most U.S. crop prices have declined over the past quarter, driven by a combination of favorable U.S. crop prospects and uncertainty over escalating trade restrictions.

•

The U.S. Department of Agriculture (USDA) is projecting an 11 percent decline in global grain ending stocks relative to last year. Key supportive fundamentals include an estimated 23 percent decline in projected U.S. corn ending stocks year-over-year, an 18 million tonne reduction in Russian wheat production and a significant decline in Argentine corn and soybean production in 2017/18.

•	U.S. corn and soybean condition ratings continue to be above average. As a result, growers have invested in plant health and nutritional products to preserve yield potential.

•

U.S. crops are developing at a significantly faster than average rate. This is expected to be positive for the fall fertilizer application window, but is still dependent on weather conditions through the fall season.

•	Crop protection demand in the third quarter has been supported by missed pre-seed burn-off and resulting increased weed pressure in the U.S.

•	Western Canada and Australia have recently received timely precipitation, which has provided support to crop input demand; however, there continues to be dry areas in both regions.

Potash

•

Strong global potash demand in major spot markets has maintained tight supply and provided support for potash prices. Many global exporters are reportedly sold out until the fourth quarter of 2018. We increased our projection of 2018 global potash shipments between 65 and 67 million tonnes.

•

Global potash projects continue to ramp-up, but in most cases at a slower pace than anticipated and the impact of this incremental production has been more than offset by strong demand and reduced production from some regions.

•	Demand for summer fill in North America has been strong and indicates the potential for a robust fall application season.

•

Brazilian agricultural fundamentals are strong, driven by supportive local soybean prices; however, there is uncertainty about the cost of inland freight as a result of truckers’ disputes. While there have been some shipping bottlenecks, there have been improvements in recent weeks and we expect a strong application season driven by increased soybean area.

Nitrogen

•

Tight urea supply in China, closures of ammonia and urea capacity in Ukraine, uncertainty regarding Iranian nitrogen availability and seasonal maintenance shut-downs have more than offset capacity additions, providing support for nitrogen prices.

•

In addition to tighter supply from existing producers, there are fewer projects under construction in 2018 and they are experiencing delays, which has been particularly supportive of ammonia prices of late.

•	North American nitrogen supplies were lower than estimated demand in the 2017/18 fertilizer year, driven by a more than 25 percent decline in offshore imports year-over-year.

•

Higher production costs for marginal producers are also supporting nitrogen prices as natural gas prices in Europe are up between 35 and 50 percent year-over-year, while anthracite coal prices in China are up approximately 25 percent.

Phosphate and Sulfate

•	Slower than expected ramp-up of new capacity, combined with plant closures and higher raw material costs year-over-year, continue to support phosphate prices.

FINANCIAL OUTLOOK AND GUIDANCE

Taking the above factors into consideration, we have revised our annual guidance ranges as follows:

We raised our guidance range for Potash sales volumes and EBITDA to 12.3 to 12.8 million tonnes and $1.4 to $1.6 billion, respectively. Nitrogen sales volumes are now expected to be 10.3 to 10.7 million tonnes and we raised the bottom end of our EBITDA guidance range from $1.0 billion to $1.1 billion. Phosphate EBITDA guidance has increased to $0.2 to $0.3 billion (up from $0.2 to $0.25 billion).

Our effective tax rate on continuing operations range has been increased to 23 to 25 percent due to changes in forecasted earnings mix.

Dividend income from investments in APC and SQM is recorded net of tax in discontinued operations and is now expected to approximate $130 million. This is included in our adjusted annual earnings per share guidance, but is not included in adjusted consolidated EBITDA guidance.

Based on these factors, we are increasing our full-year 2018 adjusted earnings guidance to $2.40 to $2.70 per share (previously $2.20 to $2.60 per share) and adjusted consolidated EBITDA guidance to $3.7 to $4.0 billion (previously $3.3 to $3.7 billion).

Excluded from guidance are expected costs to achieve these ongoing synergies of $50 to $75 million, share-based compensation as well as the impact of incremental depreciation and amortization of $150 to $225 million resulting from the fair valuing of Agrium’s assets and liabilities as of January 1, 2018 in accordance with purchase accounting.

All annual guidance numbers, including those noted above, are outlined in the table below:

2018 Guidance Ranges (Annual Guidance, except where noted)	Low	High
Adjusted annual earnings per share	$2.40	$2.70
Adjusted Consolidated EBITDA (billions)	$3.7	$4.0
Retail EBITDA (billions)	$1.2	$1.3
Potash EBITDA (billions)	$1.4	$1.6
Nitrogen EBITDA (billions)	$1.1	$1.2
Phosphate and Sulfate EBITDA (billions)	$0.2	$0.3
Potash sales tonnes (millions) (a)	12.3	12.8
Nitrogen sales tonnes (millions) (a)	10.3	10.7
Depreciation and amortization including purchase price allocation impact (billions)	$1.5	$1.7
Integration and synergy costs (millions)	$50	$75
Effective tax rate on continuing operations	23%	25%
Sustaining capital expenditures (billions)	$1.0	$1.1

2018 Annual Assumptions & Sensitivities
FX rate CAD to USD		$1.28
NYMEX natural gas ($US/MMBtu)		$2.90
$1/MMBtu increase in NYMEX ($/share) (b)		$(0.20)
$20/tonne change in realized Potash selling prices ($/share)(b)		$0.26
$20/tonne change in realized Ammonia selling prices ($/share)(b)		$0.06
$20/tonne change in realized Urea selling prices ($/share)(b)		$0.09

(a)	Potash and nitrogen sales tonnes include manufactured product only. Nitrogen sales tonnes exclude ESN® and Rainbow products.
(b)	Sensitivities are calculated pre-synergies resulting from the merger.

SECOND-QUARTER RESULTS

The comparative figures throughout this release are the historical combined results of legacy Potash Corporation of Saskatchewan Inc. (PotashCorp) and Agrium Inc. (Agrium) for the three and six months ended June 30, 2017 and are considered to be non-IFRS measures. For International Financial Reporting Standards (IFRS) purposes, the comparative amounts are the results of legacy PotashCorp, which is the accounting acquirer. Compared to the IFRS figures, the change is the result of the merger involving Agrium and PotashCorp. Refer to the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.

Consolidated

	Three months ended June 30

(millions of U.S. dollars)	2018 Actual	2017 Combined	Change
Sales	8,145	7,348	797
Freight, transportation and distribution	(214)	(234)	20
Cost of goods sold	(5,800)	(5,323)	(477)
Gross margin	2,131	1,791	340
Expenses	(980)	(796)	(184)
Net earnings from continuing operations	741	705	36

Nutrien second-quarter net earnings from continuing operations totaled $741 million, up from the $705 million earned in the second quarter of 2017. Results for the quarter were supported by record EBITDA in Retail and higher prices and strong volumes across our crop nutrient business segments. Depreciation and amortization increased by $45 million this quarter, in part due to the purchase price allocation (PPA) impact. The comparative amount of PotashCorp for IFRS purposes is detailed in the financial report of Nutrien for the second quarter of 2018 and its management’s discussion and analysis for the same period, both of which will be made available under Nutrien’s profile, provided on SEDAR at www.sedar.com and on EDGAR at www.sec.gov in August 2018.

Retail

	Three months ended June 30

(millions of U.S. dollars)	2018 Actual	2017 Combined	Change
Sales	6,342	5,707	635
Cost of goods sold	(4,910)	(4,408)	(502)
Gross margin	1,432	1,299	133
EBIT[6]	764	689	75
EBITDA	886	760	126
Selling and general and administrative expenses	(682)	(602)	(80)

•	EBITDA – Second-quarter Retail EBITDA reached a record of $886 million, a 17 percent increase from the same period last year.

•

North American Retail EBITDA increased by $89 million this quarter compared to the same period last year, as crop input demand surged following a delayed spring season in the U.S. and Canada. International Retail EBITDA was up 42 percent year-over-year (excluding foreign exchange gains) due to higher nutrient and livestock sales. Year-to-date, normalized comparable store sales[4] is up 1 percent.

•

Selling and general and administrative expenses – Retail selling and general and administrative expenses increased by 13 percent this quarter compared to the same period in 2017, primarily due to higher depreciation and amortization expense as a result of the PPA. Selling expenses as a percentage of sales was 11 percent this quarter, similar to the same quarter last year as higher depreciation and amortization expense is offset by higher sales.

	Three months ended June 30
(millions of U.S. dollars, except where noted)	Sales			Gross margin			Gross margin (%)
	2018	2017	Change	2018	2017	Change	2018	2017
Crop nutrients	2,326	1,989	337	474	419	55	20	21
Crop protection products	2,358	2,236	122	521	485	36	22	22
Seed	1,183	1,080	103	219	199	20	19	18
Merchandise	201	175	26	26	27	(1)	13	15
Services and other	274	227	47	192	169	23	70	74

•

Crop nutrients – Second-quarter sales increased 17 percent compared to the same period last year as deliveries to all key regions were higher year-over-year. First-half sales volumes were up 7 percent versus the same period last year. Gross margin increased 13 percent this quarter while gross margin per tonne was flat due to higher costs associated with delivering higher volumes in a condensed period.

•

Crop protection products – Sales in the quarter were 5 percent higher than in the same period last year despite wet weather challenges in the U.S. and dry weather in Australia. Gross margin was up 7 percent this quarter over the same period last year and percentage gross margins were up slightly for both the quarter and the half compared to 2017 levels.

•

Seed – Sales in the second quarter increased 10 percent from the same period in 2017, due to strong demand in the U.S. and Canada following the delayed planting season. Gross margin also increased 10 percent due to the increased volume while gross margin rates increased 1 percentage point due to a larger proportion of proprietary sales.

•

Merchandise – Sales increased 15 percent in the second quarter due to higher fuel sales in Canada and higher animal health and fencing sales volumes in Australia. Gross margin rates decreased by 2 percentage points during the quarter due to lower margins on Canadian fuel sales.

•

Services and other – Sales increased by 21 percent and gross margin by 14 percent this quarter compared to the same period last year, due to higher livestock export shipments and wool commissions in Australia. Gross margin rates decreased due to the mix of services and products sold.

Potash

	Three months ended June 30

(millions of U.S. dollars)	2018 Actual	2017 Combined	Change
Net sales[4]	638	535	103
Cost of goods sold	(274)	(273)	(1)
Gross margin	364	262	102
EBIT	293	204	89
EBITDA	386	292	94
Provincial mining taxes	(62)	(46)	(16)

•

EBITDA – Potash EBITDA was 32 percent higher in the quarter compared to the same period last year due to a combination of strong offshore sales volumes, increased realized selling prices and a lower cost of goods sold per tonne.

	Three months ended June 30
	2018 Actual	2017 Combined	Change
Manufactured products
Sales volumes (tonnes 000’s)
North America	1,030	1,029	1
Offshore	2,149	2,046	103
Total	3,179	3,075	104
Net selling price ($/tonne)			-
North America	216	198	18
Offshore	194	161	33
Average	201	174	27
Cost of goods sold ($/tonne)	(86)	(89)	3
Gross margin ($/tonne)	115	85	30
Depreciation and amortization ($/tonne)	29	29	-
Gross margin excluding depreciation and amortization ($/tonne)[4]	144	114	30

•

Volumes – Sales volumes were up due to strong offshore demand and a higher Canpotex Limited (Canpotex) allocation compared to the second quarter of 2017. The largest portion of Canpotex’s volumes for the quarter were sold to Latin America (32 percent), China and India (21 percent and 9 percent, respectively) and other Asian markets (29 percent).

•

Price – Offshore and domestic selling prices were markedly higher in the second quarter due to strong global demand. Our weighted average realized potash selling price was up 16 percent from the second quarter in 2017.

•

Costs – Cost per tonne of product sold was 3 percent lower compared to the prior year’s second quarter, due to a larger proportion of supply produced at our lowest cost facilities and realized synergies.

Nitrogen

	Three months ended June 30
(millions of U.S. dollars)	2018 Actual	2017 Combined	Change
Net sales	856	820	36
Cost of goods sold	(595)	(624)	29
Gross margin	261	196	65
EBIT	250	184	66
EBITDA	335	260	75

•	EBITDA – Total nitrogen EBITDA in the quarter was up 29 percent as lower production costs, higher urea prices and increased sales volumes more than offset lower realized prices for ammonia.

	Three months ended June 30
	2018 Actual	2017 Combined	Change
Manufactured products
Sales volumes (tonnes 000’s)
Ammonia	1,028	1,064	(36)
Urea	901	751	150
Solutions and nitrates	1,133	1,008	125
Total	3,062	2,823	239
Net selling price ($/tonne)			-
Ammonia	263	303	(40)
Urea	281	239	42
Solutions and nitrates	167	163	4
Average	233	236	(3)
Cost of goods sold ($/tonne)	(155)	(172)	17
Gross margin ($/tonne)	78	64	14
Depreciation and amortization ($/tonne)	28	27	1
Gross margin excluding depreciation and amortization ($/tonne)	106	91	15

•

Volumes – Total nitrogen sales volumes were up 8 percent in the second quarter as higher urea, solutions and nitrates sales more than offset lower ammonia sales. Ammonia sales volumes decreased due to the continued ramp-up of our urea expansion project at Borger, Texas, as well as higher urea production at our Trinidad facility, which reduced net ammonia available for sale. Urea, solutions and nitrates sales volumes were up 16 percent year-over-year on a combined basis as a result of the increased upgrade to urea and strong operating rates across the business.

•

Price – Higher realized prices for urea, solutions and nitrates mostly offset lower realized prices for ammonia caused by lower Tampa ammonia benchmark prices and lower natural gas costs. Our weighted average realized selling price for nitrogen was down 1 percent from the second quarter of 2017.

•

Costs – Cost of goods sold per tonne of nitrogen was 10 percent lower than the second quarter of 2017 due to significantly lower natural gas costs and higher production volumes which were used to allocate fixed costs. Depreciation and amortization per tonne was flat year-over-year resulting from year-to-date adjustments to the PPA, which remains provisional until December 31, 2018 when valuation adjustments must be finalized. Second-quarter AECO gas prices continue to be favorable to our cost position, with prices $1.25/MMBtu lower than the same period in 2017.

	Three months ended June 30
(U.S. dollars per MMBtu)	2018 Actual	2017 Combined	Change
Overall gas cost excluding realized derivative impact	2.20	2.88	(0.68)
Realized derivative impact	0.38	0.29	0.09
Overall gas cost	2.58	3.17	(0.59)
Average NYMEX	2.80	3.18	(0.38)
Average AECO	0.80	2.05	(1.25)

Phosphate and Sulfate

	Three months ended June 30

(millions of U.S. dollars)	2018 Actual	2017 Combined	Change
Net sales	394	317	77
Cost of goods sold	(352)	(315)	(37)
Gross margin	42	2	40
EBIT	39	(5)	44
EBITDA	81	57	24

•

EBITDA – Total phosphate and sulfate EBITDA was up 42 percent from the second quarter in 2017 as a result of increased sales volumes at higher realized prices, which more than offset increased sulfur costs.

	Three months ended June 30

	2018 Actual	2017 Combined	Change
Manufactured products
Sales volumes (tonnes 000’s)
Fertilizer	569	472	97
Industrial and feed	191	210	(19)
Ammonium sulfate	87	111	(24)
Total	847	793	54
Net selling price ($/tonne)
Fertilizer	410	355	55
Industrial and feed	513	501	12
Ammonium sulfate	271	259	12
Average	419	380	39
Cost of goods sold ($/tonne)	(371)	(380)	9
Gross margin ($/tonne)	48	-	48
Depreciation and amortization ($/tonne)	50	78	(28)
Gross margin excluding depreciation and amortization ($/tonne)	98	78	20

•

Volumes – Total phosphate sales volumes in the quarter were 7 percent higher than the second quarter of 2017, supported by strong global fertilizer demand and increased production levels at our phosphate facilities.

•

Price – The average combined realized selling price for fertilizer, industrial and feed and ammonium sulfate was up 10 percent in the quarter due to strong global phosphate demand and higher global sulfur benchmark prices.

•

Costs – Cost of goods sold per tonne was 2 percent lower than the second quarter of 2017 due to lower depreciation and amortization from a lower carrying value of U.S. phosphate assets as a result of impairments in 2017.

Other

	Three months ended June 30

(millions of U.S. dollars)	2018 Actual	2017 Combined	Change
General and administrative expenses	(147)	(63)	(84)
Other expenses	(81)	(49)	(32)
Finance costs	(133)	(126)	(7)
Income tax expense	(277)	(164)	(113)

•

General and administrative expenses were higher compared to the second quarter of 2017 due primarily to an increase in our share-based compensation expense by $82 million as a result of a higher Nutrien share price, an improvement in our relative ranking in total shareholder return and progress towards synergy targets.

•

Tax - Ordinary earnings for the three months ended June 30, 2018 were higher as compared to the same period in 2017. In addition, in second-quarter 2017, a deferred tax recovery of $68 million was recorded as a result of a Saskatchewan income tax rate decrease. As a result of these two items, income tax expense increased for the three months ended June 30, 2018 as compared to the same period last year.

SYNERGIES

Synergy Program Commitments

Category	December 31, 2019 Synergy Run Rate – Initial Target	Synergy Run Rate Achieved to June 30, 2018
Distribution and retail integration/optimization	~$150 million	$68 million
Production optimization	~$125 million	$60 million
SG&A optimization	~$125 million	$75 million
Procurement	~$100 million	$43 million
Total	$500 million	$246 million

•

Nutrien has achieved synergies ahead of schedule, capturing $246 million in run-rate synergies as at June 30, 2018. We now expect to achieve $350 million in run-rate synergies by the end of 2018, up from the initial estimate of $250 million.

Notes

1. All amounts are stated in U.S. dollars.

2. All references to per-share amounts pertain to diluted net earnings per share.

3. Earnings before interest, taxes, depreciation, and amortization (EBITDA) is calculated as net earnings from continuing operations before finance costs, income tax (expense) recovery, depreciation and amortization. This is a non-IFRS measure. Refer to Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information.

4. This is a non-IFRS measure. Refer to Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information.

5. Adjusted EBITDA is calculated as net earnings from continuing operations before finance costs, income tax (expense) recovery, depreciation and amortization and adjusted for merger-related costs and share-based compensation expense. This is a Non-IFRS measure. Refer to Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information.

6. Earnings before interest and taxes (EBIT) is calculated as net earnings from continuing operations before finance costs and income tax (expense) recovery.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate and sulfate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders. For further information visit us at www.nutrien.com.

Forward-Looking Statements

Certain statements and other information included in this news release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”,

“should”, “estimate”, “intend” or other similar words). All statements in this news release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s 2018 annual and second-half guidance, including expectations regarding our adjusted diluted earnings per share and EBITDA (both adjusted consolidated and by segment); expectations regarding net proceeds to be realized from the on-going sale of equity interests; capital spending expectations for 2018; expectations regarding performance of our business segments in 2018; our market outlook for 2018, including potash, nitrogen and phosphate and sulfate outlook and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; expectations regarding completion of previously announced expansion projects (including timing and volumes of production associated therewith) and acquisitions and divestitures; and the expected synergies associated with the merger of Agrium and PotashCorp, including timing thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Nutrien believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Nutrien’s ability to successfully integrate and realize the anticipated benefits of its already completed (including the merger of Agrium and PotashCorp) and future acquisitions, and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Nutrien, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2018 and in the future (including as outlined under “Market Outlook”); the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; ability to maintain investment grade rating and achieve our performance targets; assumptions in respect of our ability to sell equity positions, including the ability to find suitable buyers at expected prices and successfully complete such transactions in a timely manner; the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; the failure to successfully integrate and realize the expected synergies associated with the merger of Agrium and PotashCorp, including within the expected timeframe; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and security risks related to our systems; the inability to find suitable buyers for our equity positions and counterparty and transaction risk associated therewith; regional natural gas supply restrictions; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at our Egyptian and Argentinian facilities; any significant impairment of the carrying value of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; and other risk factors detailed from time to time in Agrium, PotashCorp and Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States, including those disclosed in Nutrien’s business acquisition report dated February 20, 2018, related to the merger of Agrium and PotashCorp.

The purpose of our expected adjusted diluted earnings per share, adjusted consolidated EBITDA and EBITDA by segment guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investors@nutrien.com

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com

Nutrien will host a Conference Call on Thursday, August 2, 2018 at 10:00 am Eastern Time.

Telephone Conference: Dial-in numbers:

•	From Canada and the U.S. 1-877-269-7756
•	No access code required. Please dial in 15 minutes prior to ensure you are placed on the call in a timely manner.

Live Audio Webcast:                 Visit https://www.nutrien.com/investors/events/2018-q2-earnings-conference-call

Nutrien Ltd.

Condensed Consolidated Statements of Earnings

(in millions of US dollars except as otherwise noted)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2018	2017	2018	2017
		(Note 11)		(Note 11)
Sales (Note 3)	$8,145	$1,120	$11,840	$2,232
Freight, transportation and distribution	(214)	(116)	(422)	(249)
Cost of goods sold (Note 3)	(5,800)	(744)	(8,440)	(1,450)
Gross Margin	2,131	260	2,978	533
Selling expenses	(666)	(8)	(1,198)	(17)
General and administrative expenses	(179)	(40)	(298)	(81)
Provincial mining and other taxes	(65)	(43)	(113)	(76)
Earnings of equity-accounted investees	4	3	11	3
Other expenses (Note 4)	(74)	(23)	(153)	(38)
Earnings before Finance Costs and Income Taxes	1,151	149	1,227	324
Finance costs	(133)	(61)	(252)	(120)
Earnings before Income Taxes	1,018	88	975	204
Income tax (expense) recovery (Note 5)	(277)	64	(235)	54
Net Earnings from Continuing Operations	741	152	740	258
Net earnings from discontinued operations (Note 6)	675	49	675	92
Net Earnings	$1,416	$201	$1,415	$350

Net Earnings per Share from Continuing Operations
Basic	$1.18	$0.18	$1.16	$0.31
Diluted	$1.17	$0.18	$1.16	$0.31

Net Earnings per Share from Continuing and Discontinued Operations
Basic	$2.25	$0.24	$2.22	$0.42
Diluted	$2.24	$0.24	$2.22	$0.42

Dividends Declared per Share	$0.40	$0.10	$0.80	$0.20

Weighted Average Shares Outstanding (Note 2)
Basic	630,548,000	840,060,000	636,438,000	839,959,000
Diluted	631,073,000	840,124,000	636,971,000	840,111,000

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien Ltd.

Condensed Consolidated Statements of Comprehensive Income

(in millions of US dollars)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2018	2017	2018	2017
(Net of related income taxes)		(Note 11)		(Note 11)

Net Earnings	$1,416	$201	$1,415	$350
Other Comprehensive (Loss) Income
Items that will not be reclassified to net earnings:
Net actuarial (loss) gain on defined benefit plans (1)	(1)	—	56	—
Financial instruments measured at FVTOCI (2)
Net fair value (loss) gain on investments	(10)	60	(93)	93
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges
Net fair value gain (loss) during the period (3)	3	(2)	1	(7)
Reclassification of net loss to earnings (4)	—	11	—	19
Foreign currency translation
Loss on translation of net foreign operations	(97)	—	(138)	—
Equity-accounted investees
Share of other comprehensive (loss) income	—	—	(1)	3
Other Comprehensive (Loss) Income	(105)	69	(175)	108
Comprehensive Income	$1,311	$270	$1,240	$458

(1)	Net of income taxes of $1 (2017 – $NIL) for the three months ended June 30, 2018 and $(16) (2017 – $NIL) for the six months ended June 30, 2018.
(2)	As at June 30, 2018, financial instruments measured at fair value through other comprehensive income (“FVTOCI”) are comprised of shares in Sinofert Holdings Limited (“Sinofert”) and other (June 30, 2017—Israel Chemicals Ltd. (“ICL”), Sinofert and other). The company’s investment in ICL was classified as held for sale at December 31, 2017 and the divestiture of all equity interests in ICL was completed on January 24, 2018.
(3)	Cash flow hedges are comprised of natural gas derivative instruments and were net of income taxes of $(1) (2017—$1) for the three months ended June 30, 2018 and $NIL (2017—$4) for the six months ended June 30, 2018.
(4)	Net of income taxes of $NIL (2017—$(6)) for the three months ended June 30, 2018 and $NIL (2017—$(11)) for the six months ended June 30, 2018.

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien Ltd.

Condensed Consolidated Statements of Cash Flows

(in millions of US dollars)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2018	2017	2018	2017

Operating Activities
Net earnings	$1,416	$201	$1,415	$350
Adjustments to reconcile net earnings to cash provided by operating activities (Note 7)	(107)	151	294	295
Changes in non-cash operating working capital (Note 7)	(708)	(24)	(1,448)	(94)
Cash provided by operating activities	601	328	261	551

Investing Activities
Cash acquired in Merger (Note 2)	—	—	466	—
Business acquisitions, net of cash acquired	(60)	—	(245)	—
Additions to property, plant and equipment	(323)	(128)	(561)	(261)
Proceeds from disposal of discontinued operations (Note 6)	1,067	—	1,819	—
Purchase of investments	(108)	—	(108)	—
Other	10	(2)	11	(1)
Cash provided by (used in) investing activities	586	(130)	1,382	(262)

Financing Activities
Finance costs on long-term debt	(15)	—	(21)	(1)
Proceeds from (repayment of) short-term debt	1,399	(81)	1,895	(60)
Repayment of long-term debt	(6)	—	(6)	—
Dividends paid	(255)	(82)	(460)	(164)
Repurchase of common shares (Note 9)	(803)	—	(1,204)	—
Issuance of common shares	1	—	2	1
Cash provided by (used in) financing activities	321	(163)	206	(224)
Effect of exchange rate changes on cash and cash equivalents	(12)	—	(9)	—
Increase in Cash and Cash Equivalents	1496	35	1,840	65
Cash and Cash Equivalents, Beginning of Period	460	62	116	32
Cash and Cash Equivalents, End of Period	$1,956	$97	$1,956	$97

Cash and cash equivalents comprised of:
Cash	$595	$28	$595	$28
Short-term investments	1,361	69	1,361	69
	$1,956	$97	$1,956	$97

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien Ltd.

Condensed Consolidated Statement of Changes in Shareholders’ Equity

(in millions of US dollars)

(unaudited)

			Accumulated Other Comprehensive (Loss) Income
	Share Capital	Contributed Surplus	Net fair value loss on investments (1),(2)	Net (loss) gain on derivatives designated as cash flow hedges	Net actuarial gain on defined benefit plans (3)	Translation loss of net foreign operations (Note 11)	Comprehensive loss of equity- accounted investees (Note 11)	Total Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Equity

Balance - December 31, 2017	$1,806	$230	$73	$(43)	$—	$(2)	$(3)	$25	$6,242	$8,303
Merger impact (Note 2, Note 9)	15,898	7	—	—	—	—	—	—	(1)	15,904
Net earnings	—	—	—	—	—	—	—	—	1,415	1,415
Other comprehensive (loss) income	—	—	(93)	1	56	(138)	(1)	(175)	—	(175)
Shares repurchased	(685)	(23)	—	—	—	—	—	—	(561)	(1,269)
Dividends declared	—	—	—	—	—	—	—	—	(507)	(507)
Effect of share-based compensation including issuance of common shares	5	9	—	—	—	—	—	—	—	14
Transfer of net actuarial gain on defined benefit plans	—	—	—	—	(56)			(56)	56	—
Transfer of net loss on sale of investment	—	—	19	—	—	—	—	19	(19)	—
Transfer of net loss on cash flow hedges (4)	—	—	—	15	—	—	—	15	—	15
Balance - June 30, 2018	$17,024	$223	$(1)	$(27)	$—	$(140)	$(4)	$(172)	$6,625	$23,700

(1)	The company adopted IFRS 9 “Financial Instruments” in 2018 and reclassified available-for-sale investments as financial instruments measured at FVTOCI.
(2)	The company divested its equity interests in the investment in ICL on January 24, 2018. The loss on sale of ICL of $(19) was transferred to retained earnings at June 30, 2018. The cumulative net unrealized gain at December 31, 2017 was $4.
(3)	Any amounts incurred during a period are closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.
(4)	Net of income taxes of $(2) for the three months ended June 30, 2018 and $(4) for the six months ended June 30, 2018.

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien Ltd.

Condensed Consolidated Balance Sheets

(in millions of US dollars except share amounts)

(unaudited)

	June 30	December 31
	2018	2017
As at	(Note 2)	(Note 11)

Assets
Current assets
Cash and cash equivalents	$1,956	$116
Receivables	4,746	489
Inventories	4,089	788
Prepaid expenses and other current assets	323	72
	11,114	1,465
Assets held for sale (Note 6)	945	1,858
	12,059	3,323
Non-current assets
Property, plant and equipment	20,450	12,971
Goodwill (Note 2)	10,990	97
Other intangible assets	2,277	69
Investments	862	292
Other assets	432	246
Total Assets	$47,070	$16,998

Liabilities
Current liabilities
Short-term debt (Note 8)	$3,459	$730
Current portion of long-term debt (Note 8)	1,018	—
Payables and accrued charges	5,923	836
	10,400	1,566
Deferred income tax liabilities on assets held for sale (Note 6)	28	36
	10,428	1,602
Non-current liabilities
Long-term debt (Note 8)	7,586	3,711
Deferred income tax liabilities	3,017	2,205
Pension and other post-retirement benefit liabilities	530	440
Asset retirement obligations and accrued environmental costs	1,617	651
Other non-current liabilities	192	86
Total Liabilities	23,370	8,695

Shareholders’ Equity
Share capital (Note 9)	17,024	1,806
Unlimited authorization of common shares without par value; issued and outstanding 619,364,958 and 840,223,041 at June 30, 2018 and December 31, 2017, respectively
Contributed surplus	223	230
Accumulated other comprehensive (loss) income	(172)	25
Retained earnings	6,625	6,242
Total Shareholders’ Equity	23,700	8,303
Total Liabilities and Shareholders’ Equity	$47,070	$16,998

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

1. Significant Accounting Policies

On January 1, 2018, Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and Agrium Inc. (“Agrium”) combined their businesses in a transaction by way of a plan of arrangement (the “Merger”) by becoming wholly-owned subsidiaries of a new parent company named Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien” or “the company” except to the extent the context otherwise requires). Nutrien is the world’s largest provider of crop inputs and services.

The company’s accounting policies are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The accounting policies and methods of computation used in preparing these unaudited interim condensed consolidated financial statements are consistent with those used in the preparation of Nutrien’s first quarter 2018 unaudited condensed consolidated financial statements (“first quarter financial statements”). PotashCorp is the acquirer for accounting purposes, and as a result, figures and related notes for 2017 and prior reflect the historical operations of PotashCorp. The financial statements and related notes of Nutrien in 2018 and beyond reflect the consolidated operations of Nutrien.

These unaudited interim condensed consolidated financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the company’s first quarter financial statements. Further, while the financial figures included in this preliminary interim results news release have been computed in accordance with IFRS applicable to interim periods, this news release does not contain sufficient information to constitute an interim financial report as that term is defined in International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. The company expects to file an interim financial report that complies with IAS 34 in its 2018 second quarter report in August 2018.

In management’s opinion, the unaudited interim condensed consolidated financial statements include all adjustments necessary to present fairly such information in all material respects. Interim results are not necessarily indicative of the results expected for the fiscal year.

2. Merger of Equals

As described in Note 1, PotashCorp and Agrium combined their businesses in a merger of equals. Further information relating to the merger of equals was previously described in Note 2 of the company’s first quarter financial statements.

The company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts in connection with the Merger. The purchase price allocation is not final as the company is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes arising on their recognition. The company estimated the preliminary purchase price allocation as of the date of the Merger based on information that was available and continues to adjust those estimates as new information becomes available that existed at the date of acquisition. The company expects to finalize the amounts recognized as it obtains the information necessary to complete the analysis, and in any event, not later than December 31, 2018.

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

2. Merger of Equals (continued)

Due to the inherent complexity associated with valuations and the timing of the Merger, the numbers below are provisional. Further adjustments to the fair values presented in the following table may occur:

	Preliminary fair value as previously reported (1)	Adjustments (2)	Estimated fair value as at June 30, 2018
Cash and cash equivalents	$466	$—	$466
Receivables	2,424	(2)	2,422
Inventories	3,321	(18)	3,303
Prepaid expenses and other current assets	1,124	—	1,124
Assets held for sale	105	(10)	95
Property, plant and equipment	7,783	(217)	7,566
Goodwill	10,455	382	10,837
Other intangible assets	2,318	30	2,348
Investments	522	6	528
Other assets	123	—	123
Total Assets	28,641	171	28,812

Short-term debt	$867	$—	$867
Payables and accrued charges	5,223	3	5,226
Long-term debt	4,941	—	4,941
Deferred income tax liabilities	498	(6)	492
Pension and other post-retirement benefits liabilities	142	—	142
Asset retirement obligations and accrued environmental costs	888	167	1,055
Other non-current liabilities	72	7	79
Total Liabilities	12,631	171	12,802
Net assets (consideration for the Merger)	$16,010	$—	$16,010

(1)	As previously reported in the company’s first quarter financial statements.
(2)

The company recorded adjustments to the preliminary fair value in the second quarter of 2018 to reflect facts and circumstances in existence as of the date of acquisition. These adjustments primarily related to changes in preliminary valuation assumptions, including recording of accrued retirement obligations and refinement of property, plant and equipment and intangibles estimates based on new information available that existed at the date of acquisition. All measurement period adjustments were offset against goodwill.

3. Segment Information

The company has four reportable operating segments: retail, potash, nitrogen and phosphate and sulfate. The retail segment distributes crop nutrients, crop protection products, seed and merchandise and provides services directly to growers through a network of farm centers in North and South America and Australia. The potash, nitrogen and phosphate and sulfate segments are differentiated by the chemical nutrient contained in the products that each produces.

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

3. Segment Information (continued)

	Three Months Ended June 30, 2018
	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated

Sales - third party	$6,331	$666	$781	$367	$—	$—	$8,145
- intersegment	11	50	188	79	—	(328)	—
Sales - total	6,342	716	969	446	—	(328)	8,145
Freight, transportation and distribution	—	(78)	(113)	(52)	—	29	(214)
Net sales	6,342	638	856	394	—	(299)
Cost of goods sold	(4,910)	(274)	(595)	(352)	—	331	(5,800)
Gross margin	1,432	364	261	42	—	32	2,131
Selling expenses	(657)	(3)	(8)	(2)	4	—	(666)
General and administrative expenses	(25)	(2)	(4)	(1)	(147)	—	(179)
Provincial mining and other taxes	—	(62)	(1)	(1)	(1)	—	(65)
Earnings of equity-accounted investees	3	—	3	—	(2)	—	4
Other income (expenses)	11	(4)	(1)	1	(81)	—	(74)
Earnings before finance costs and income taxes	764	293	250	39	(227)	32	1,151
Depreciation and amortization	122	93	85	42	14	—	356
EBITDA (1)	886	386	335	81	(213)	32	1,507

(1)	See reconciliation of non-IFRS measure in the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.

	Three Months Ended June 30, 2017
	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales - third party	$461	$384	$275	$—	$—	$1,120
- intersegment	—	17	—	—	(17)	—
Sales - total	461	401	275	—	(17)	1,120
Freight, transportation and distribution	(50)	(32)	(34)	—	—	(116)
Net sales	411	369	241	—	(17)
Cost of goods sold	(193)	(301)	(267)	—	17	(744)
Gross margin	218	68	(26)	—	—	260
Selling expenses	(2)	(4)	(2)	—	—	(8)
General and administrative expenses	(2)	(1)	(1)	(36)	—	(40)
Provincial mining and other taxes	(43)	—	—	—	—	(43)
Earnings of equity-accounted investees	—	2	—	1	—	3
Other expenses	(5)	(2)	(1)	(15)	—	(23)
Earnings before finance costs and income taxes	166	63	(30)	(50)	—	149
Depreciation and amortization	56	47	56	9	—	168
EBITDA	222	110	26	(41)	—	317

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

3. Segment Information (continued)

	Six Months Ended June 30, 2018
	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated

Sales - third party	$8,419	$1,268	$1,405	$748	$—	$—	$11,840
- intersegment	22	118	310	160	—	(610)	—
Sales - total	8,441	1,386	1,715	908	—	(610)	11,840
Freight, transportation and distribution	—	(173)	(187)	(110)	—	48	(422)
Net sales	8,441	1,213	1,528	798	—	(562)
Cost of goods sold	(6,601)	(554)	(1,119)	(727)	—	561	(8,440)
Gross margin	1,840	659	409	71	—	(1)	2,978
Selling expenses	(1,180)	(6)	(16)	(5)	9	—	(1,198)
General and administrative expenses	(48)	(5)	(10)	(4)	(231)	—	(298)
Provincial mining and other taxes	—	(110)	(1)	(1)	(1)	—	(113)
Earnings of equity-accounted investees	5	—	7	—	(1)	—	11
Other income (expenses)	14	(8)	(7)	1	(153)	—	(153)
Earnings before finance costs and income taxes	631	530	382	62	(377)	(1)	1,227
Depreciation and amortization	245	184	214	93	31	—	767
EBITDA	876	714	596	155	(346)	(1)	1,994

	Six Months Ended June 30, 2017
	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales - third party	$890	$759	$583	$—	$—	$2,232
- intersegment	—	39	—	—	(39)	—
Sales - total	890	798	583	—	(39)	2,232
Freight, transportation and distribution	(114)	(64)	(71)	—	—	(249)
Net sales	776	734	512	—	(39)
Cost of goods sold	(393)	(569)	(527)	—	39	(1,450)
Gross margin	383	165	(15)	—	—	533
Selling expenses	(4)	(8)	(4)	(1)	—	(17)
General and administrative expenses	(4)	(2)	(2)	(73)	—	(81)
Provincial mining and other taxes	(76)	—	—	—	—	(76)
Earnings of equity-accounted investees	—	2	—	1	—	3
Other expenses	(10)	(4)	(2)	(22)	—	(38)
Earnings before finance costs and income taxes	289	153	(23)	(95)	—	324
Depreciation and amortization	111	97	114	18	—	340
EBITDA	400	250	91	(77)	—	664

4. Other Expenses

	Three Months Ended		Six Months Ended
	June 30		June 30
	2018	2017	2018	2017
		(Note 11)		(Note 11)
Foreign exchange (loss) gain	$—	$(9)	$2	$(8)
Merger and related costs	(15)	(14)	(81)	(23)
Other expenses	(59)	—	(74)	(7)
	$(74)	$(23)	$(153)	$(38)

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

5. Income Tax (Expense) Recovery

A separate estimated average annual effective tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax income from continuing operations of each jurisdiction.

Income Tax Related to Continuing Operations

	Three Months Ended		Six Months Ended
	June 30		June 30
	2018	2017	2018	2017
Income tax (expense) recovery	$(277)	$64	$(235)	$54
Actual effective tax rate on ordinary earnings	27%	9%	24%	11%
Actual effective tax rate including discrete items	27%	(72%)	24%	(27%)
Discrete tax adjustments that impacted the tax rate	$(1)	$71	$2	$76

The actual effective tax rate on ordinary earnings for the three and six months ended June 30, 2018 increased compared to the same periods last year primarily due to significantly higher income in high tax jurisdictions. Tax adjustments included a deferred tax recovery of $68 in the second quarter of 2017 resulting from a Saskatchewan income tax rate decrease.

6. Discontinued Operations

The company’s investments in Sociedad Quimica y Minera de Chile S.A. (“SQM”), ICL and Arab Potash Company (“APC”) were classified as held for sale and as discontinued operations in December 2017, due to regulatory requirements to dispose of these investments in connection with the Merger. The company’s share of earnings, dividend income and associated income tax

(expense) recovery pertaining to these investments were reclassified from earnings before income taxes and income tax (expense) recovery to net earnings from discontinued operations on the condensed consolidated statement of earnings.

For the six months ended June 30, 2018:

				Impact of Sale on:
	Proceeds	(Loss) Gain on Sale	Net of Income taxes	AOCI	Net Earnings and Retained Earnings
Sale of shares in ICL (1)	$685	$(19)	$—	$(19)	$—
Sale of Conda (2)	73	—	—	—	—
Sale of shares in SQM (3)	1,061	841	586	—	586
Total	$1,819	$822	$586	$(19)	$586

(1)	In the first quarter of 2018, the company completed the sale of its equity interests in ICL through a private secondary offering.
(2)	In the first quarter of 2018, the company completed the sale of its Conda phosphate operations.
(3)	In the second quarter of 2018, the company completed the sale of a portion of its equity interest in SQM.

On May 17, 2018, the company entered into an agreement with a third party for the sale of its remaining equity interest in SQM for approximately $4,066 before taxes and closing costs. The agreement is subject to customary closing conditions (including applicable regulatory approvals) and is expected to close by the fourth quarter of 2018.

On July 23, 2018, the company entered into an agreement with a third party for the sale of the company’s equity interest in APC for approximately $502. The agreement is subject to customary closing conditions (including applicable regulatory approvals) and is expected to close by the fourth quarter of 2018.

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

6. Discontinued Operations (continued)

Net Earnings from Discontinued Operations

	Three Months Ended		Six Months Ended
	June 30		June 30
	2018	2017	2018	2017
Share of earnings of SQM and APC (1)	$—	$47	$—	$85
Dividend income of SQM, APC and ICL (1)	126	4	126	12
Gain on disposal of investment in SQM	841	—	841	—
Income tax expense (2)	(292)	(2)	(292)	(5)
Net earnings from discontinued operations	$675	$49	$675	$92

Net Earnings per Share from Discontinued Operations
Basic	$1.07	$0.06	$1.06	$0.11
Diluted	$1.07	$0.06	$1.06	$0.11

(1)	The company’s investments in SQM and APC were classified as discontinued operations at December 1, 2017 and December 31, 2017, respectively, and, as a result, equity accounting in respect of these investments ceased after such dates.
(2)	For 2018, income tax expense is comprised of $255 relating to the disposals of certain SQM shares including the planned repatriation of the net proceeds, and $37 relating to earnings from discontinued operations ($19 for the planned repatriation of dividend income received from SQM and $18 for the planned repatriation of the remaining excess cash available in Chile).

Cash flows from Discontinued Operations

	Three Months Ended		Six Months Ended
	June 30		June 30
	2018	2017	2018	2017
Operating Activities
Dividends from discontinued operations	$126	$88	$126	$95
Cash provided by operating activities	$126	$88	$126	$95
Investing activities
Proceeds from disposal of discontinued operations	$1,067	$—	$1,819	$—
Cash provided by investing activities	$1,067	$—	$1,819	$—

7. Consolidated Statements of Cash Flows

	Three Months Ended		Six Months Ended
	June 30		June 30
	2018	2017	2018	2017
		(Note 11)		(Note 11)
Reconciliation of cash provided by operating activities
Net earnings	$1,416	$201	$1,415	$350
Adjustments to reconcile net earnings to cash provided by operating activities
Gain on sale of investment in SQM	(841)	—	(841)	—
Depreciation and amortization	356	168	767	340
Net (undistributed) distributed earnings of equity-accounted investees	(2)	35	(8)	(2)
Share-based compensation	82	2	98	7
Provision for (recovery of) deferred income tax	306	(82)	298	(96)
Asset retirement obligations and accrued environmental costs	(10)	3	(28)	2
Other long-term liabilities and miscellaneous	2	25	8	44
Subtotal of adjustments	(107)	151	294	295

Changes in non-cash operating working capital
Receivables	(1,644)	23	(1,831)	38
Inventories	1,696	(9)	(5)	(58)
Prepaid expenses and other current assets	209	(9)	854	(14)
Payables and accrued charges	(969)	(29)	(466)	(60)
Subtotal of changes in non-cash operating working capital	(708)	(24)	(1,448)	(94)
Cash provided by operating activities	$601	$328	$261	$551

Supplemental cash flows disclosure
Interest paid	$127	$74	$241	$103
Income taxes paid	$67	$38	$96	$53

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

8. Debt

In the second quarter of 2018, the company launched a commercial paper program having an aggregate authorized amount of $4,500. Nutrien has discontinued new issuances under the legacy commercial paper programs of PotashCorp and Agrium.

In the second quarter of 2018, the company replaced the existing $3,500 unsecured revolving credit facility and the $2,500 multi-jurisdictional unsecured revolving credit facility with a new Nutrien $4,500 unsecured revolving credit facility (“Nutrien Credit Facility”). The Nutrien Credit Facility matures April 10, 2023, subject to extension at the request of Nutrien provided that the resulting maturity date shall not exceed five years from the date specified in the request. Principal covenants and events of default under the Nutrien Credit Facility include a debt to capital ratio of less than or equal to 0.65:1 and other customary events of default and covenant provisions. Non-compliance with such covenants could result in accelerated repayment and/or termination of the credit facility.

In the second quarter of 2018, the company exchanged an aggregate of $7,578 of legacy companies’ senior notes and debentures for the same amount of new notes issued by Nutrien (the “Nutrien Notes”). The Nutrien Notes have interest rates and maturities identical to those of the applicable exchanged series of senior notes or debentures. A small portion of senior notes and debentures, excluding the 7.800 percent debentures due in 2027 (the “2027 debentures”), were not exchanged and remain outstanding with the issuing subsidiary. The indentures governing these remaining senior notes and debentures have been amended to eliminate certain covenants and events of default provisions. In addition, none of the 2027 debentures were exchanged, but debt holders consented to amend the financial reporting covenant in the indenture governing the 2027 debentures to allow Nutrien’s financial reports, rather than the reports of the issuing subsidiary, to satisfy the reporting obligations thereunder.

The debt exchange is accounted for as a modification of debt without substantial modification of terms as the financial terms of the Nutrien Notes were identical to the exchanged senior notes and debentures and there is no substantial difference between the present value of cash flows under the Nutrien Notes compared to the notes and debentures. Accordingly, there is no gain or loss on the exchange. The transaction costs from the debt exchange of $19 were recorded to the carrying amount of the long-term debt and will be amortized over the life of the Nutrien Notes.

Further information relating to the Nutrien Notes was previously described in Note 21 of the company’s first quarter financial statements.

9. Share Capital

On February 20, 2018, the company’s Board of Directors approved a share repurchase program of up to five percent of the company’s outstanding common shares over a one-year period through a normal course issuer bid. Purchases under the normal course issuer bid will be made through open market purchases at market price, as well as by other means as may be permitted by applicable securities regulatory authorities, including private agreements. Purchases of common shares commenced on February 23, 2018 and will expire on the earlier of February 22, 2019, the date on which the company has acquired the maximum number of common shares allowable or the date on which the company determines not to make any further repurchases.

The company repurchased for cancellation 15,616,536 common shares during the three months ended June 30, 2018, at a cost of $812 and an average price per share of $52.00. During the six months ended June 30, 2018, the company repurchased for cancellation 24,938,123 common shares at a cost of $1,269 and an average price per share of $50.88. The repurchase resulted in a reduction of share capital of $685, and the excess of net cost over the average book value of the shares was recorded as a reduction of contributed surplus of $23 and a reduction of retained earnings of $561.

As of July 31, 2018, an additional 4,400,000 common shares were repurchased for cancellation at a cost of $235 and an average price per share of $53.31.

10. Share-Based Compensation

During the six months ended June 30, 2018, the company issued stock options under its 2018 Stock Option Plan and performance share units (“PSUs”) and restricted share units (“RSUs”) under its 2018 PSU/RSU plan and deferred share units (“DSUs”) under its 2018 DSU Plan, in each case to eligible employees or directors. Total compensation expense for all share-based compensation plans was $82 (2017—$3) for the three months ended June 30, 2018 and $98 (2017—$9) for the six months ended June 30, 2018. Information on stock options, PSUs, RSUs, DSUs and stock appreciation rights (“SARs”), including assumed legacy awards, is summarized below:

	Units Granted in 2018	Units Outstanding as at June 30, 2018
Stock Options	1,875,162	10,507,105
PSUs	623,643	1,967,398
RSUs	444,001	768,310
DSUs	30,315	536,210
SARs	—	2,662,224

11. Comparative Figures

As described in Note 1, the comparative figures are PotashCorp only. To conform with Nutrien’s new method of presentation and as a result of discontinued operations described in Note 6, comparative figures were reclassified as follows, with no impact to net earnings.

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

11. Comparative Figures (continued)

Condensed Consolidated Statements of Earnings

	Three Months Ended June 30, 2017
	Previously Reported	Reclassification Amounts		Reported after Reclassifications

Cost of goods sold	$(749)	$5		$(744)
Selling and administrative expenses	(48)	48		—
Selling expenses	—	(8)		(8)
General and administrative expenses	—	(40)		(40)
Provincial mining and other taxes	(44)	1		(43)
Earnings of equity-accounted investees	49	(46	) (1)	3
Dividend income	4	(4	) (1)	—
Other expenses	(16)	(7)		(23)
Income taxes	62	2	(1)	64
Net earnings from discontinued operations	—	49	(1)	49

	$(742)	$—		$(742)

(1) Includes reclassifications as a result of discontinued operations described in Note 6.

	Six Months Ended June 30, 2017
	Previously Reported	Reclassification Amounts		Reported after Reclassifications
Cost of goods sold	$(1,460)	$10		$(1,450)
Selling and administrative expenses	(98)	98		—
Selling expenses	—	(17)		(17)
General and administrative expenses	—	(81)		(81)
Provincial mining and other taxes	(78)	2		(76)
Earnings of equity-accounted investees	88	(85	) (1)	3
Dividend income	12	(12	) (1)	—
Other expenses	(26)	(12)		(38)
Income taxes	49	5	(1)	54
Net earnings from discontinued operations	—	92	(1)	92

	$(1,513)	$—		$(1,513)

(1) Includes reclassifications as a result of discontinued operations described in Note 6.

Condensed Consolidated Statement of Comprehensive Income

	Six Months Ended June 30, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$3	$(3)	$—
Loss on translation of net foreign operations	—	—	—
Equity-accounted investees
Share of other comprehensive income	—	3	3

	$3	$—	$3

Condensed Consolidated Statements of Cash Flows
	Three Months Ended June 30, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Pension and other post-retirement benefits	$18	$(18)	$—
Other long-term liabilities and miscellaneous	7	18	25

	$25	$—	$25

	Six Months Ended June 30, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Pension and other post-retirement benefits	$33	$(33)	$—
Other long-term liabilities and miscellaneous	11	33	44

	$44	$—	$44

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

11. Comparative Figures (continued)

Condensed Consolidated Statement of Shareholders’ Equity

	As at December 31, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$(5)	$5	$—
Translation loss of net foreign operations	—	(2)	(2)
Comprehensive loss of equity-accounted investees	—	(3)	(3)
	$(5)	$—	$(5)

Condensed Consolidated Balance Sheet
	As at December 31, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Intangible assets	$166	$(166)	$—
Goodwill	—	97	97
Other intangible assets	—	69	69
	$166	$—	$166

Investments in equity-accounted investees	$30	$(30)	$—
Available-for-sale investments	262	(262)	—
Investments	—	292	292
	$292	$—	$292

Short-term debt and current portion of long-term debt	$730	$(730)	$—
Short-term debt	—	730	730
	$730	$—	$730

Payables and accrued charges	$807	$29	$836
Current portion of derivative instrument liabilities	29	(29)	—
	$836	$—	$836

Other non-current liabilities	$51	$35	$86
Derivative instrument liabilities	35	(35)	—
	$86	$—	$86

12. Subsequent Events

Subsequent to June 30, 2018, the company assessed the Argentinian economy to be hyperinflationary as the cumulative inflation rate in Argentina over three years exceeded 100 percent. Other factors indicating a hyperinflationary economy were present, including a significant depreciation of the Argentine peso and an increase in local interest rates by the Banco Central de la República Argentina, which has been granted a $50,000 stand-by support facility by the International Monetary Fund.

A wholly-owned subsidiary of the company, Agroservicios Pampeanos S.A. (“ASP”), is a crop input retailer based in Argentina with the Argentine peso as its functional currency. As of June 30, 2018, the carrying values of the assets and liabilities of ASP amounted to approximately $200 and $180, respectively. The company also has a 50 percent interest in Profertil S.A. (“Profertil”), which owns a nitrogen facility in Bahia Blanca, Argentina. The company’s investment in Profertil is accounted for under the equity method, with a carrying value of $179 as of the financial position date. The functional currency of Profertil is the US Dollar.

In light of the changes in the economic environment in Argentina, the company expects to apply hyperinflation accounting to its affected operations beginning July 1, 2018. Under hyperinflation accounting, the financial results, cash flows and financial position of the affected operations are restated, using a general price index, for changes in the general purchasing power of the functional currency so that all amounts are presented in terms of the measuring unit current at the end of the reporting period. The company is assessing the impact that this would have on its financial position and its results of operations.

Nutrien Ltd.

Selected Financial Data

(unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2018	2017	2018	2017
		(Nutrien) (1)		(Nutrien) (1)
Retail Sales (US $ millions)
Crop nutrients	$2,326	$1,989	$3,010	$2,703
Crop protection products	2,358	2,236	3,132	3,108
Seed	1,183	1,080	1,524	1,462
Merchandise	201	175	350	309
Services and other	274	227	425	365
Sales	$6,342	$5,707	$8,441	$7,947

Retail Gross Margin (US $ millions)
Crop nutrients	$474	$419	$597	$560
Crop protection products	521	485	649	615
Seed	219	199	263	253
Merchandise	26	27	49	49
Services and other	192	169	282	256
Gross Margin	$1,432	$1,299	$1,840	$1,733

Crop Nutrients Sales Volumes (tonnes - thousands)
North America	4,774	4,249	6,059	5,739
International	732	648	1,150	1,000
Crop Nutrients Sales Volumes	5,506	4,897	7,209	6,739

Crop Nutrients Sales Price per Tonne
North America	$429	$415	$428	$413
International	379	351	361	332
Crop Nutrients Sales Price per Tonne	$423	$406	$418	$401

Crop Nutrients Gross Margin per Tonne
North America	$92	$94	$91	$93
International	48	28	43	29
Crop Nutrients Gross Margin per Tonne	$86	$86	$83	$83

Retail Store Sales Metrics (%)
Comparable store sales			3%	-5%
Normalized comparable store sales (1)			1%	-1%

Proprietary products sales as a percentage of product line sales
Crop nutrients	9%	9%	9%	9%
Crop protection products	27%	27%	27%	26%
Seed	30%	29%	27%	26%
All Products	19%	19%	18%	18%

Retail Financial Measures (%)

			Target (3)	Rolling four quarters June 30, 2018 (2) Actuals
EBITDA to sales			10%	10%
Average working capital to sales			19%	19%
Cash operating coverage ratio			59%	60%

(1)	Represents information for legacy Agrium in 2017. Legacy PotashCorp did not have retail operations. Normalized comparable store sales is considered a non-IFRS measure. See reconciliations and descriptions of this non-IFRS measure in the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.
(2)	EBITDA to sales, average working capital to sales and cash operating coverage ratio are considered non-IFRS measures. See reconciliations and descriptions of these non-IFRS measures in the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.
(3)	Targets are for the 2018 calendar year.

Nutrien Ltd.

Selected Financial Data

(unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2018	2017	2018	2017
		(Nutrien) (1)		(Nutrien) (1)

Potash Sales Volumes (tonnes - thousands)
Manufactured Product
North America	1,030	1,029	2,284	2,266
Offshore	2,149	2,046	4,020	3,624
Sales Volumes - Manufactured	3,179	3,075	6,304	5,890

Potash Net Sales (US $ millions)
Manufactured Product
North America	$222	$205	$472	$434
Offshore	416	330	740	566
Other potash and purchased products	—	—	1	4
Net Sales (1)	$638	$535	$1,213	$1,004

Manufactured Product
Net Selling Price per Tonne
North America	$216	$198	$207	$191
Offshore	$194	$161	$184	$156
Average	$201	$174	$192	$170
Cost of Goods Sold per Tonne	$(86)	$(89)	$(88)	$(91)
Gross Margin per Tonne	$115	$85	$104	$79
Depreciation and Amortization per Tonne	$29	$29	$29	$29
Gross Margin excluding Depreciation and Amortization per Tonne (1)	$144	$114	$133	$108

(1)	Combined historical results of legacy PotashCorp and legacy Agrium, net sales and gross margin excluding depreciation and amortization are considered non-IFRS measures. See reconciliations and descriptions of these non-IFRS measures in the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.

Nutrien Ltd.

Selected Financial Data

(unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2018	2017	2018	2017
		(Nutrien) (1)		(Nutrien) (1)

Average Natural Gas Cost in Production per MMBtu	$2.58	$3.17	$2.80	$3.19
Nitrogen Sales Volumes (tonnes - thousands)
Manufactured Product
Ammonia	1,028	1,064	1,772	1,879
Urea	901	751	1,625	1,432
Solutions and nitrates	1,133	1,008	1,968	1,893
Sales Volumes - Manufactured	3,062	2,823	5,365	5,204

Fertilizer	1,699	1,633	2,889	2,800
Industrial and Feed	1,363	1,190	2,476	2,404
Sales Volumes - Manufactured	3,062	2,823	5,365	5,204

Nitrogen Net Sales (US $ millions)
Manufactured Product
Ammonia	$270	$322	$478	$554
Urea	254	179	466	369
Solutions and nitrates	189	165	326	314
Other nitrogen and purchased products	143	154	258	289
Net Sales (1)	$856	$820	$1,528	$1,526

Fertilizer	$437	$396	$742	$680
Industrial and Feed	276	270	528	557
Other nitrogen and purchased products	143	154	258	289
Net Sales (1)	$856	$820	$1,528	$1,526

Manufactured Product
Net Selling Price per Tonne
Ammonia	$263	$303	$270	$295
Urea	$281	$239	$287	$258
Solutions and nitrates	$167	$163	$166	$166
Average	$233	$236	$237	$238
Fertilizer	$257	$242	$257	$243
Industrial and Feed	$203	$227	$213	$231
Average	$233	$236	$237	$238
Cost of Goods Sold per Tonne	$(155)	$(172)	$(167)	$(170)
Gross Margin per Tonne	$78	$64	$70	$68
Depreciation and Amortization per Tonne	$28	$27	$40	$28
Gross Margin excluding Depreciation and Amortization per Tonne (1)	$106	$91	$110	$96

(1)

Combined historical results of legacy PotashCorp and legacy Agrium, net sales and gross margin excluding depreciation and amortization are considered non-IFRS measures. See reconciliations and descriptions of these non-IFRS measures in the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.

Nutrien Ltd.

Selected Financial Data

(unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2018	2017	2018	2017
		(Nutrien) (1)		(Nutrien) (1)

Phosphate and Sulfate Sales Volumes (tonnes - thousands)
Manufactured Product
Fertilizer	569	472	1,174	978
Industrial and Feed	191	210	412	449
Ammonium sulfate	87	111	159	199
Sales Volumes - Manufactured	847	793	1,745	1,626

Phosphate and Sulfate Net Sales (US $ millions)
Manufactured Product
Fertilizer	$233	$168	$473	$358
Industrial and Feed	98	105	204	223
Ammonium sulfate	23	29	41	49
Other phosphate and purchased products	40	15	80	26
Net Sales (1)	$394	$317	$798	$656

Manufactured Product
Net Selling Price per Tonne
Fertilizer	$410	$355	$403	$366
Industrial and Feed	$513	$501	$495	$496
Ammonium sulfate	$271	$259	$257	$245
Average	$419	$380	$412	$387
Cost of Goods Sold per Tonne	$(371)	$(380)	$(372)	$(367)
Gross Margin per Tonne	$48	$—	$40	$20
Depreciation and Amortization per Tonne	$50	$78	$53	$78
Gross Margin excluding Depreciation and Amortization per Tonne (1)	$98	$78	$93	$98

(1)	Combined historical results of legacy PotashCorp and legacy Agrium, net sales and gross margin excluding depreciation and amortization are considered non-IFRS measures. See reconciliations and descriptions of these non-IFRS measures in the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.

Nutrien Ltd.

Selected Additional Data

(unaudited)

Exchange Rate (Cdn$/US$)

			2018	2017

December 31				1.2545
June 30			1.3168	1.2977
Second-quarter average conversion rate			1.2879	1.3478

	Three Months Ended		Six Months Ended
	June 30		June 30
	2018	2017	2018	2017
		(Nutrien) (3)		(Nutrien) (3)

Production
Potash production (Product Tonnes - thousands)	3,162	3,473	6,660	6,591
Potash shutdown weeks (1)	18	4	24	12
Nitrogen production (Ammonia Tonnes - thousands)	1,594	1,488	3,274	3,091
Ammonia operating rate (2)	90%	86%	93%	90%
Phosphate production (P2O5 Tonnes - thousands)	434	409	900	809
Phosphate P2O5 operating rate	85%	80%	89%	80%

(1)	Represents weeks of full production shutdown; excludes the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.
(2)	Excludes Trinidad and Joffre.
(3)	Amount presented is the combined historical results of legacy PotashCorp and legacy Agrium.

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage and per share amounts)

(unaudited)

Generally, a non-IFRS financial measure is a numerical measure of a company’s performance, cash flows or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Adjusted net earnings (in total and per share), consolidated EBITDA, adjusted EBITDA, adjusted EBITDA margin, free cash flow, gross margin excluding depreciation and amortization per tonne and combined Nutrien historical information for 2017 described as Nutrien are not measures of financial performance (nor do they have standardized meanings) under IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. Retail EBITDA to sales, retail working capital to sales, retail cash operating coverage ratio and normalized comparable store sales are considered to be non-IFRS financial measures as they are calculated using the rolling four quarters.

The company uses both IFRS and certain non-IFRS measures to assess operational performance, as a valuation measurement and as a component of employee remuneration. Management believes these non-IFRS measures provide useful supplemental information to investors in order that they may evaluate Nutrien’s financial performance using the same measures as management. Management believes that, as a result, the investor is afforded greater transparency in assessing the financial performance of the company. These non-IFRS financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

A.	ADJUSTED NET EARNINGS, EBITDA, ADJUSTED EBITDA, ADJUSTED EBITDA MARGIN and RETAIL EBITDA TO SALES

Set forth below is a reconciliation of “adjusted net earnings” (in total and per share) to net earnings from continuing operations (in total and per share). Adjusted net earnings is calculated as net earnings from continuing operations before purchase price allocation, Merger and related costs, share-based compensation and dividend income from discontinued operations net of tax. Nutrien uses adjusted net earnings to assess operational performance. Management believes adjusted net earnings to be an important measure as it excludes the effects of non-operating items supporting a focus on the performance of the company’s day-to-day operations. As compared to net earnings from continuing operations according to IFRS, this measure is limited in that it does not reflect the periodic costs of charges associated with the purchase price allocation, Merger and related costs, share-based compensation or dividend income from discontinued operations net of tax. Given the significance of share-based compensation adjustments in the second quarter and in the first half of 2018, combined with management’s belief that these transactions do not reflect the day-to-day operations of the company, adjusted net earnings (in total and per share) were revised in the second quarter of 2018. Management evaluates such items through other financial measures such as cash flow used in operating activities. The company believes that this measurement is useful as a valuation measurement.

	Three Months Ended			Six Months Ended
	June 30, 2018			June 30, 2018
	Increases	Net earnings from continuing operations impact (post-tax)	Per share	Increases	Net earnings from continuing operations impact (post-tax)	Per share
Net earnings from continuing operations		$741	$1.17		$740	$1.16
Adjustments:
Purchase price allocation	$14	10	0.02	$88	67	0.11
Merger and related costs	15	11	0.02	81	62	0.10
Share-based compensation	82	60	0.10	98	74	0.12
Dividend income of SQM and APC	126	107	0.17	126	107	0.17
Adjusted net earnings		$929	$1.48		$1,050	$1.66

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage and per share amounts)

(unaudited)

A.	ADJUSTED NET EARNINGS, EBITDA, ADJUSTED EBITDA, ADJUSTED EBITDA MARGIN and RETAIL EBITDA TO SALES (continued)

Set forth below is a reconciliation of “EBITDA” and “adjusted EBITDA” to net earnings from continuing operations and retail “EBITDA” to retail sales for the last four rolling quarters. EBITDA and retail EBITDA are calculated as net earnings from continuing operations before finance costs, income tax expense and depreciation and amortization. Adjusted EBITDA is calculated as net earnings from continuing operations before finance costs, income tax expense and depreciation and amortization, Merger and related costs and share-based compensation. Retail EBITDA to retail sales is calculated as retail EBITDA divided by retail sales for the last four rolling quarters, which does not have any directly comparable IFRS measure. Nutrien uses EBITDA as a supplemental financial measure of its operational performance. Management believes EBITDA, adjusted EBITDA, retail EBITDA and retail EBITDA to sales to be important measures as they exclude the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net earnings from continuing operations according to IFRS, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, the charges associated with Merger and related costs and selected corporate expenses. Given the significance of share-based compensation adjustments in the second quarter and in the first half of 2018, combined with management’s belief that these transactions do not reflect the day-to-day operations of the company, adjusted EBITDA calculations were revised in the second quarter of 2018. The comparative figures have also been restated as a result of this change. Management evaluates such items through other financial measures such as capital expenditures, cash flow provided by operating activities and capital management ratios. The company believes that these measurements are useful to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement.

Adjusted EBITDA margin is calculated as adjusted EBITDA divided by net sales (sales less freight, transportation and distribution). Management believes comparing adjusted EBITDA to net sales earned (net of costs to deliver product) is an important indicator of efficiency. In addition to the limitations given below in using adjusted EBITDA as compared to net earnings from continuing operations and adjusted EBITDA margin as compared to net earnings from continuing operations as a percentage of sales is also limited in that freight, transportation and distribution costs are incurred and valued independently of sales. Adjusted EBITDA also includes earnings from equity investees from continuing operations whose sales are not included in consolidated sales. Management evaluates these items individually on the consolidated statements of earnings.

	Three Months Ended		Six Months Ended
	June 30		June 30
	2018	2017	2018	2017
		(Nutrien) (1)		(Nutrien) (1)
Net earnings from continuing operations	$741	$705	$740	$802
Finance costs	133	126	252	244
Income tax expense	277	164	235	171
Depreciation and amortization	356	311	767	610
EBITDA	$1,507	$1,306	$1,994	$1,827
Merger and related costs	15	29	81	54
Share-based compensation	82	—	98	9
Adjusted EBITDA	$1,604	$1,335	$2,173	$1,890

(1) Amount presented is the combined historical results of legacy PotashCorp and legacy Agrium.
	Three Months Ended		Six Months Ended
	June 30		June 30
	2018	2017	2018	2017
		(Nutrien) (1)		(Nutrien) (1)
Sales	$8,145	$7,348	$11,840	$11,085
Freight, transportation and distribution	(214)	(234)	(422)	(449)
Net sales	$7,931	$7,114	$11,418	$10,636

(1) Amount presented is the combined historical results of legacy PotashCorp and legacy Agrium.
Net earnings from continuing operations as a percentage of sales	9%	10%	6%	7%
Adjusted EBITDA margin	20%	19%	19%	18%

Retail EBITDA to sales is calculated as retail EBITDA divided by retail sales for the last four rolling quarters. Management believes comparing retail EBITDA to sales earned is an important indicator of efficiency and retail’s operational performance.

	Rolling four quarters ended June 30, 2018
	Q3 2017 (1)	Q4 2017 (1)	Q1 2018	Q2 2018	Total
Retail EBITDA	$105	$241	$(10)	$886	$1,222
Retail Sales	2,067	2,089	2,099	6,342	12,597

(1) Represents information for legacy Agrium in 2017. Legacy PotashCorp did not have retail operations.

EBITDA to Sales					10%

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars)

(unaudited)

B. FREE CASH FLOW

Set forth below is a reconciliation of “free cash flow” to cash provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with IFRS. The company uses free cash flow as a supplemental financial measure in its evaluation of liquidity and financial strength. Free cash flow is calculated as cash provided by operating activities less sustaining capital expenditures, cash provided by operating activities from discontinued operations and changes in non-cash operating working capital. Sustaining capital expenditures include the cost of replacements and betterments for the company’s facilities. Management believes that adjusting principally for the swings in non-cash operating working capital items due to seasonality or other timing issues and sustaining capital expenditures assists management in the long-term assessment of liquidity and financial strength. Management also believes that this measurement is useful as an indicator of its ability to service its debt, meet other payment obligations and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

	Three Months Ended		Six Months Ended
	June 30		June 30
	2018	2017	2018	2017
		(Nutrien) (1)		(Nutrien) (1)
Cash provided by operating activities	$601	$213	$261	$614
Cash provided by operating activities from discontinued operations	(126)	(88)	(126)	(95)
Sustaining capital expenditures	(250)	(170)	(433)	(293)
Changes in non-cash operating working capital	708	1,086	1,448	1,056
Free cash flow	$933	$1,041	$1,150	$1,282

(1) Amount presented is the combined historical results of legacy PotashCorp and legacy Agrium.

C. SELECTED RETAIL METRICS

Set forth below is a reconciliation of retail’s “average working capital to sales”. The company uses retail average working capital to sales to evaluate operational efficiency. Retail’s average working capital to sales is calculated as the average working capital divided by sales for the last four rolling quarters. Management believes that adjusting principally for the swings in operating working capital items due to seasonality and other timing issues assists management in the long-term assessment of liquidity and financial strength. Management also believes that this measurement is useful as a lower or higher percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended June 30, 2018
	Q3 2017 (1)	Q4 2017 (1)	Q1 2018	Q2 2018	Average/Total
Working capital	$2,841	$1,587	$1,781	$3,170	$2,345
Sales	2,067	2,089	2,099	6,342	12,597

(1) Represents information for legacy Agrium in 2017. Legacy PotashCorp did not have retail operations.

Average working capital to sales					19%

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars)

(unaudited)

C.	SELECTED RETAIL METRICS (continued)

Set forth below is a reconciliation of retail’s “cash operating coverage ratio”, which assists management and investors in understanding the costs and underlying economics of the company’s operations and assessing the company’s operating performance and the company’s ability to generate free cash flow from our segments and overall as a company. Cash operating coverage ratio represents gross margin excluding depreciation and amortization in cost of goods sold less EBITDA, divided by gross margin excluding depreciation and amortization expense.

	Rolling four quarters ended June 30, 2018
	Q3 2017(1)	Q4 2017(1)	Q1 2018	Q2 2018	Total

Gross margin	$518	$695	$408	$1,432	$3,053
Depreciation and amortization in cost of goods sold	3	1	2	2	8
Gross margin excluding depreciation and amortization	$521	$696	$410	$1,434	$3,061
EBITDA	$105	$241	$(10)	$886	$1,222
Operating expenses excluding depreciation and amortization	$416	$455	$420	$548	$1,839

(1) Represents information for legacy Agrium in 2017. Legacy PotashCorp did not have retail operations.

Cash operating coverage ratio (%)					60%

Set forth below is a reconciliation of retail’s “normalized comparable store sales”, which allows users of the comparable store sales metric to evaluate sales growth by adjusting for fluctuations in commodity prices and foreign exchange rates. Included are locations owned by the company for more than 12 months. Comparable store sales are calculated as the change in the current period retail location sales compared to the prior period. The company retains sales of closed locations in the comparable base if the closed location is in close proximity to an existing location, unless the company plans to exit the market area or are unable to economically or logistically serve it. The company does not adjust for temporary closures, expansions or renovations of stores. Normalized comparable store sales is determined by adjusting prior year comparable store sales for published potash, nitrogen and phosphate benchmark prices and foreign exchange rates used in the current year.

	Six Months Ended June 30
	2018	2017 (Nutrien) (1)

Sales from comparable base
Current period	$8,166	$7,713
Prior period	7,947	8,081
Comparable store sales (%)	3%	-5%
Prior period normalized for benchmark prices and foreign exchange rates	8,109	7,753
Normalized comparable store sales (%)	1%	-1%

(1)	Represents information for legacy Agrium in 2017. Legacy PotashCorp did not have retail operations.

D.	GROSS MARGIN EXCLUDING DEPRECIATION AND AMORTIZATION PER TONNE

Nutrien uses “gross margin excluding depreciation and amortization per tonne” for the company’s potash, nitrogen and phosphate and sulfate segments as a measure of operational performance. Management believes gross margin excluding depreciation and amortization to be an important measure as it excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. The reconciliation of gross margin per tonne to gross margin excluding depreciation and amortization per tonne for the company’s nutrients are included in the Selected Financial Data section.

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage amounts)

(unaudited)

E.	NUTRIEN COMBINED 2017 HISTORICAL INFORMATION

Nutrien uses non-IFRS combined historical information in the evaluation of its operations and financial position. This information is useful as it provides a measure of what the combined results may have been had PotashCorp and Agrium merged on January 1, 2017. The combined historical results for Nutrien were calculated by adding the historical IFRS financial statements prepared by PotashCorp and Agrium and then eliminating intercompany transactions and reclassifying line items to conform with Nutrien’s financial statement presentation. This combined historical information does not include, among other things, estimated cost synergies, adjustments related to restructuring or integration activities, adjustments related to the purchase price allocation (“PPA”) and the impact of discontinued operations.

The combined historical information may differ from the Nutrien pro forma earnings and balance sheet presented in the company’s business acquisition report dated February 20, 2018 as the pro forma information therein required certain adjustments under applicable securities laws and accounting standards that the company believes do not provide as useful a measure as the combined historical financial information. The primary differences in the statement of earnings were the pro forma finance costs were reduced by the amortization of the change in carrying amount of Agrium’s debt resulting from the PPA and the pro forma other expenses were adjusted to remove any Merger related costs. There were no comparable adjustments in the combined historical financial information. The primary differences in the balance sheet were the pro forma adjusted for the estimated proceeds from the sale of SQM, APC, ICL and Agrium’s Conda Idaho phosphate production facility and adjacent phosphate mineral rights at December 31, 2017 while there was no adjustment in the combined historical financial information and the PPA in the pro forma was largely allocated to goodwill as fewer provisional fair value adjustments were known at the time of its preparation.

Refer to the Appendix starting on page 33 of the company’s first quarter interim report for the Nutrien combined historical balance sheet as at December 31, 2017 and the Nutrien combined historical statement of earnings and EBITDA for the three months ended June 30, 2017. Below is the combined historical segment EBITDA for the six months ended June 30, 2017, as this information was not previously provided.

	Six Months Ended June 30, 2017
				Phosphate
	Retail	Potash	Nitrogen	and Sulfate	Others	Eliminations	Nutrien
Sales	$7,947	$1,172	$1,719	$744	$—	$(497)	$11,085
Freight, transportation and distribution	—	(168)	(193)	(88)	—	—	(449)
Net Sales	7,947	1,004	1,526	656	—	(497)
Cost of goods sold	(6,214)	(542)	(1,142)	(620)	—	511	(8,007)
Gross Margin	1,733	462	384	36	—	14	2,629
Selling expenses	(1,022)	(7)	(16)	(5)	8	—	(1,042)
General and administrative expenses	(53)	(2)	(5)	(6)	(136)	—	(202)
Provincial mining and other taxes	—	(82)	—	—	—	—	(82)
Earnings of equity-accounted investees	10	—	22	—	—	—	32
Other expenses	(11)	(11)	(19)	(5)	(72)	—	(118)
Earnings (loss) before finance costs and income taxes	657	360	366	20	(200)	14	1,217
Finance costs	—	—	—	—	(244)	—	(244)
Earnings (loss) before income taxes	657	360	366	20	(444)	14	973
Income taxes	—	—	—	—	(171)	—	(171)
Net earnings (loss) from continuing operations	657	360	366	20	(615)	14	802
Finance costs	—	—	—	—	244	—	244
Income taxes	—	—	—	—	171	—	171
Depreciation and amortization	142	172	144	125	27	—	610
EBITDA	$799	$532	$510	$145	$(173)	$14	$1,827

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage amounts)

(unaudited)

E.	NUTRIEN COMBINED 2017 HISTORICAL INFORMATION (continued)

Retail

	Six Months Ended June 30, 2017
	Historical PotashCorp	Historical Agrium	Adjustments		Nutrien

Sales
External	$—	$7,921	$—		$7,921
Intersegment	—	26	—		26
Total Sales	—	7,947	—		7,947
Cost of goods sold	—	(6,214)	—		(6,214)
Gross Margin	—	1,733	—		1,733
Selling expenses	—	(1,022)	—		(1,022)
General and administrative expenses	—	(53)	—		(53)
Earnings of equity-accounted investees	—	10	—		10
Other income (expenses)	—	11	(22	) (1)	(11)
Earnings before finance costs and income taxes	—	679	(22)		657
Depreciation and amortization	—	142	—		142
EBITDA	$—	$821	$(22)		$799

(1) Finance costs associated with retail operations will be allocated to retail segment, and presented in other income (expenses).

Potash

	Six Months Ended June 30, 2017
	Historical PotashCorp	Historical Agrium	Adjustments		Nutrien

Sales
External	$890	$206	$—		$1,096
Intersegment	—	76	—		76
Total Sales	890	282	—		1,172
Freight, transportation and distribution	(114)	—	(54	) (1)	(168)
Net Sales	776	282	(54)		1,004
Cost of goods sold	(403)	(203)	64	(1), (4)	(542)
Gross Margin	373	79	10		462
Selling expenses	—	(3)	(4	) (4)	(7)
General and administrative expenses	—	(2)	—	(3), (4)	(2)
Provincial mining and other taxes	(78)	—	(4	) (2), (4)	(82)
Other expenses	—	(7)	(4	) (2), (4)	(11)
Earnings before finance costs and income taxes	295	67	(2)		360
Depreciation and amortization	111	61	—		172
EBITDA	$406	$128	$(2)		$532

(1)	To separately present legacy Agrium direct and indirect freight costs.
(2)	To separately present legacy Agrium provincial mining taxes.
(3)	To reclassify legacy Agrium costs related to business support functions to others.
(4)	To allocate legacy PotashCorp all others segment selling and administrative expenses to segment.

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage amounts)

(unaudited)

E.	NUTRIEN COMBINED 2017 HISTORICAL INFORMATION (continued)

Nitrogen

	Six Months Ended June 30, 2017
	Historical PotashCorp	Historical Agrium	Adjustments		Nutrien

Sales
External	$759	$459	$235	(2)	$1,453
Intersegment	39	149	78	(2), (4)	266
Total Sales	798	608	313		1,719
Freight, transportation and distribution	(64)	—	(129	) (1)	(193)
Net Sales	734	608	184		1,526
Cost of goods sold	(569)	(418)	(155	) (1), (2), (4)	(1,142)
Gross Margin	165	190	29		384
Selling expenses	—	(6)	(10	) (2), (5)	(16)
General and administrative expenses	—	(5)	—	(2), (3), (5)	(5)
Earnings of equity-accounted investees	—	—	22	(2), (5)	22
Other expenses	—	(15)	(4	) (2), (5)	(19)
Earnings before finance costs and income taxes	165	164	37		366
Depreciation and amortization	97	42	5	(2), (4)	144
EBITDA	$262	$206	$42		$510

(1)	To separately present legacy Agrium direct and indirect freight costs.
(2)	To reclassify legacy wholesale other Agrium segment between nitrogen and phosphate and sulfate.
(3)	To reclassify legacy Agrium costs related to business support functions to others.
(4)	To record profit on legacy Agrium transfers of ammonia to phosphate and sulfate segment not previously recorded.
(5)	To allocate legacy PotashCorp all others selling and administrative expenses to segment.

Phosphate and Sulfate

	Six Months Ended June 30, 2017
	Historical	Historical
	PotashCorp	Agrium	Adjustments		Nutrien

Sales
External	$583	$176	$(105	) (2), (3), (6)	$654
Intersegment	—	95	(5	) (2), (3)	90
Total Sales	583	271	(110)		744
Freight, transportation and distribution	(71)	—	(17	) (1), (3), (6)	(88)
Net Sales	512	271	(127)		656
Cost of goods sold	(527)	(256)	163	(1), (2), (3), (4), (6)	(620)
Gross Margin	(15)	15	36		36
Selling expenses	—	(2)	(3	) (3), (5)	(5)
General and administrative expenses	—	(2)	(4	) (2), (5)	(6)
Other expenses	—	(4)	(1	) (2), (5)	(5)
(Loss) earnings before finance costs and income taxes	(15)	7	28		20
Depreciation and amortization	114	33	(22	) (2), (3), (4)	125
EBITDA	$99	$40	$6		$145

(1)	To separately present legacy Agrium direct and indirect freight costs.
(2)	To reclassify legacy wholesale other Agrium segment between nitrogen and phosphate and sulfate.
(3)	To remove the operating results of Conda from legacy Agrium historical financial statements.
(4)	To record incremental cost on legacy Agrium transfers of ammonia to phosphate and sulfate segment not previously recorded.
(5)	To allocate legacy PotashCorp all others selling and administrative expenses to the segments.
(6)	To reclassify certain phosphate products to others segment.

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage amounts)

(unaudited)

E.	NUTRIEN COMBINED 2017 HISTORICAL INFORMATION (continued)

Others

	Six Months Ended June 30, 2017
	Historical PotashCorp	Historical Agrium	Adjustments		Nutrien

Sales
External	$—	$—	$—		$—
Intersegment	—	(431)	(66	) (1), (2), (9), (11)	(497)
Total Sales	—	(431)	(66)		(497)
Freight, transportation and distribution	—	—	—		—
Net Sales	—	(431)	(66)		(497)
Cost of goods sold	—	445	66	(1), (2), (9), (11)	511
Gross Margin	—	14	—		14
Selling and administrative expenses	(98)	—	98	(10)	—
Selling expenses	—	9	(1	) (10)	8
General and administrative expenses	—	(55)	(81	) (4), (5), (10)	(136)
Share-based payments	—	—	—	(4)	—
Earnings of equity-accounted investees	88	(1)	(87	) (7), (10)	—
Dividend income	12	—	(12	) (8)	—
Other expenses	(26)	(39)	(7	) (10), (12)	(72)
Loss before finance costs and income taxes	(24)	(72)	(90)		(186)
Finance costs	(120)	(47)	(77	) (3), (6)	(244)
Finance costs related to long-term debt	—	(99)	99	(6)	—
Loss before income taxes	(144)	(218)	(68)		(430)
Income tax expense (recovery)	49	(219)	(1	) (7), (11)	(171)
Net loss from continuing operations	(95)	(437)	(69)		(601)
Finance costs	120	47	77	(3), (6)	244
Finance costs related to long-term debt	—	99	(99	) (6)	—
Income taxes	(49)	219	1	(7), (11)	171
Depreciation and amortization	18	9	—		27
EBITDA	$(6)	$(63)	$(90)		$(159)

(1)	To eliminate sales made from legacy PotashCorp to legacy Agrium.

(2)	To eliminate incremental sales and cost of goods sold related to ammonia transfers to phosphate and sulfate segment.

(3)	Finance costs associated with retail operations will be allocated to retail segment, and presented in other expenses.

(4)	To reclassify legacy Agrium’s share-based payments to general and administrative expenses.

(5)	To reclassify legacy Agrium costs related to business support functions to others.

(6)	To reclassify finance costs related to long-term debt to finance costs.

(7)	To eliminate the earnings of legacy PotashCorp’s investments in SQM and APC.

(8)	To eliminate the earnings of legacy PotashCorp’s investment in ICL.

(9)	To eliminate legacy PotashCorp intersegment sales between nitrogen and phosphate and sulfate.

(10)	To allocate legacy PotashCorp all others segment selling and administrative expenses to segments.

(11)	To remove intersegment sales related to Conda.

(12)	To reclassify certain phosphate products to others segment.